Exhibit 77.D)

 Policies with respect to security investments

Effective July 30, 2010, The Denali Fund Inc. (the “Fund”) implemented a Board initiated and approved fundamental investment policy, which prohibits the Fund from investing more than 4% of its total assets (including leverage) in any single issuer at the time of purchase. The Fund’s holdings as of July 30, 2010 were grandfathered into the policy and so any positions already greater than 4% of total assets are exempt from this limitation.